

Benjamin Schneider

Partner at The Good Fork and Insa

Brooklyn, New York

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Insa Restaurant

 University of Michigan

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 103 connections

I have enjoyed my 10+ years in the restaurant business as it is a place that brings together various skills from construction to people management.

Experience

Partner
Insa Restaurant
Oct 2014 – Present • 3 yrs 10 mos
328 Douglass St, Brooklyn NY

Restaurant Owner
The Good Fork
Mar 2006 – Present • 12 yrs 5 mos
391 Van Brunt Street

Education



University of Michigan
Bachelor's degree, Theatre/Theater, A
1986 – 1990

Skills & Endorsements

Public Speaking

Event Planning

Project Management

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Interests

 **University of Michigan**
425,516 followers

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